UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-41095

IMPERIAL PETROLEUM INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 23, 2022, Imperial Petroleum Inc. (the “Company”) completed an underwritten public offering (the “Offering”) of 37,500,000 units for $1.60 per unit, each unit consisting of (i) one common share, par value $0.01 per share (a “Common Share”), of the Company or one pre-funded warrant in lieu of one common share and (ii) one Class B Warrant (a “Class B Warrant”) to purchase one Common Share at an exercise price of $1.60 per Common Share, and 5,624,950 additional Class B Warrants to purchase one Common Share at an exercise price of $1.60 per Common Share pursuant to the underwriters’ partial exercise of their over-allotment option. The Company also issued 1,500,000 representative’s purchase warrants to the representative of the underwriters to purchase up to an aggregate of 1,500,000 Common Shares at an exercise price of $2.00 per share.

The aggregate gross proceeds to the Company from the Offering, before underwriting discounts and commissions and estimated expenses payable by the Company, were approximately $60 million.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement dated March 20, 2022 between the Company and Maxim Group LLC, as representative of the underwriters listed on Schedule I therein.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Warrant Agency Agreement, dated March 23, 2022, between the Company and American Stock Transfer & Trust Company, LLC.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of Class B Warrant.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of the Pre-funded Warrant.

Attached to this report on Form 6-K as Exhibit 4.4 is a copy of the form of the Representative’s Purchase Warrant.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated March 20, 2022 titled “Imperial Petroleum Inc. Announces Pricing of Upsized $60 Million Underwritten Public Offering”.

As of March 23, 2022, 60,397,972 Common Shares and 795,878 8.75% Series A Cumulative Redeemable Perpetual Preferred Shares were issued and outstanding, as well as pre-funded warrants to purchase 3,900,000 Common Shares at an exercise price of $0.01 per share, Class A Warrants to purchase up to 43,000 Common Shares at an exercise price of $1.25 per share, Class B Warrants to purchase up to 43,124,950 Common Shares at an exercise price of $1.60 per share, and representative’s purchase warrants to purchase up to 552,000 Common Shares at an exercise price of $1.375 per share and 1,500,000 Common Shares at an exercise price of $2.00 per share.

EXHIBIT INDEX

1.1	Underwriting Agreement, dated March 20, 2022, by and between the Company and Maxim Group LLC, as representative of the Underwriters listed on Schedule I therein.

4.1	Warrant Agency Agreement, dated March 23, 2022, between the Company and American Stock Transfer & Trust Company, LLC

4.2	Form of Class B Warrant

4.3	Form of Pre-funded Warrant

4.4	Form of Representative’s Purchase Warrant

99.1	Press Release, dated March 20, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2022

IMPERIAL PETROLEUM INC.

By:	/s/ Harry Vafias

Name:	Harry Vafias
Title:	Chief Executive Officer